May 3, 2005

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:	David R. Humphrey
Juan Migone

RE:	Booth Creek Ski Holdings, Inc. (the “Company”)
Form 10-K for the year ended October 29, 2004
File No. 333-26091

Ladies and Gentlemen:

Booth Creek Ski Holdings, Inc., a Delaware corporation (the “Company”), is responding to the staff’s comment letter dated April 12, 2005 with respect to its Annual Report on Form 10-K for the year ended October 29, 2004 (File No. 333-26091) (the “2004 Form 10-K”). We have set forth below in italics each original comment, followed by our responses thereto.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

1.	Your disclosures indicate that you have commenced the process of identifying possible refinancing alternatives. Please expand these disclosures to discuss the potential consequences to your business if (for whatever reason) you are unable to successfully refinance your obligations before they become due.

In future filings, the Company will provide expanded disclosures regarding the potential consequences to our business if we are unsuccessful in refinancing the Company’s obligations before they come due.

2.	On page 32, you state that you may in the future consider divestitures of non-strategic assets, including resorts, if such transactions can be completed on favorable terms. In this regard, it is unclear why you refer to your resorts as possible non-strategic assets when these assets constitute your principal business operations. Please clarify your disclosures by identifying the resort you would consider divesting, and discuss how such a determination would be made.

During 2000 and 2002, the Company divested two smaller, regionally remote resorts (Grand Targhee and Bear Mountain). The disclosure arose in connection with the Company’s Form 10-K for fiscal 2000, as we were contemplating the divestiture of Bear Mountain at such time. In our future filings, we would intend to strike the phrase “including resorts,” as we do not currently view any of the resorts as non-strategic.

Contractual Obligations and Off-Balance Sheet Arrangements, page 32

3.	When presenting contractual obligations, please ensure that all obligations are shown in the table, including your Revolving Credit Facility and scheduled (or estimated) interest payments on your indebtedness. See FR-72 for guidance.

In its future filings, the Company will include amounts owed relating to the Revolving Credit Facility and scheduled or estimated interest payments on its debt obligations in the table of contractual obligations within MD&A.

4.	Additionally, on page F-16 of your filing, you disclose that you had other commitments of $6.6 million at October 29, 2004. However the table of contractual obligations on page 32 only shows $4.3 million of purchase obligations. Please revise, as appropriate, or explain supplementally.

The difference between the disclosed capital commitments on page F-16 and the amount of purchase obligations is due to certain commitments to undertake future capital projects where we had not yet entered into formal purchase obligations within the meaning of Item 303(a)(5)(ii)(D) of Regulation S-K.

Consolidated Balance Sheets, page F-3

5.	Please present restricted cash as a separate line item on the face of your balance sheets, rather than disclosing in the footnote that restricted cash has been included in cash.

In the Company’s future filings, we will present restricted cash as a separate line item on the face of the Company’s balance sheets.

Note 1 – Organization, Basis of Presentation and Summary of Significant Accounting Policies, page F-8

6.	You disclose on page 15 of your filing that, from time to time, you undertake remediation activities at your resorts to assure compliance with environmental laws or to address instances of non-compliance. Your disclosure also states that these costs could be significant. As such, please tell us the nature and historical amounts of these costs. Additionally, tell us and expand your footnote disclosure to indicate how you account for these costs. Your response should provide detailed information regarding the nature of these costs and how you make the determination that such costs could be significant.

The disclosures provided in this regard were cautionary due to the capital and infrastructure intensive nature of the Company’s business. However, the Company has not historically had significant environmental remediation activities. The Company completed Phase I environmental site assessments for each of its resort properties in May 2004. The Phase I assessments did not indicate any significant past environmental matters.

7.	With respect to your revenue recognition policy for resort operations, supplementally tell us whether the annual membership fees charged in connection with your customer loyalty programs (as described on page 12) are accounted for in the same manner as sales of season passes. If so, consider expanding your revenue recognition policy to clarify your accounting for these annual membership fees.

The annual membership fees charged in connection with our customer loyalty programs are recognized ratably over the expected ski season, similar to season passes. In our future filings, we will expand our revenue recognition policy disclosures to clarify the accounting treatment for the annual membership fees.

Note 5 – Commitments and Contingencies

Pledge of Stock, page F-16

8.	We note your disclosure regarding the pledge of your stock to secure approximately $129.9 million of indebtedness of your parent company. However, it is unclear how this pledge may affect your operations in the event of a default by your parent company with respect to such indebtedness. Please explain supplementally, and consider the need to make additional disclosures in your financial statements and/or MD&A.

The Company is a wholly owned subsidiary of Booth Creek Ski Group, Inc. (“Parent”). The capitalization of Parent generally consists of various forms of equity (common stock and warrants) and pay-in-kind (“Parent”) notes. Pursuant to the terms of the Securities Purchase Agreements amongst Parent, the Company and Parent’s investors, the holders of the Parent notes have a first priority lien on the common stock of the Company.

In Item 13 – Certain Relationships and Related Transactions of the 2004 Form 10-K, the Company provided certain disclosures regarding the significant terms of the Securities Purchase Agreements and related Parent notes, including the types of events which would cause a default. The Company will consider making additional disclosures in its future filings regarding the Parent Notes and related pledge of the Company’s stock.

Note 11 – Business Segments, page F-20

9.	In light of the geographic diversity of your resort locations and the associated variability of weather conditions, it may be appropriate to present additional segment information. For example, at the bottom of page 31, you note the weather challenges experienced by your Summit resort. Also, we note that your New Hampshire resorts have more snowmaking capabilities than your other resorts. Accordingly, it may be appropriate to present separate information for your New Hampshire, Northern California and Northwest Washington groups of resorts. Supplementally provide us with a summary of the revenues and operating margins of these resort groups (and/or any other appropriate groupings) over at least the past three fiscal years. Also provide us with any other information you deem meaningful to the determination of the appropriate level of segment disclosure.

The Company has historically classified its operations into two business segments, resort operations and real estate and other. Given the distinctive nature of their respective products, these segments are managed separately.

Based on the similarities of the operations at each of the ski resorts, the Company has concluded that the resorts satisfy the aggregation criteria of SFAS No. 131, “Disclosures

About Segments of an Enterprise and Related Information.” Our understanding is that this treatment is consistent with industry practice for publicly reporting enterprises within the ski industry. Certain of the factors that the Company has considered in making this assessment include the following:

•	The Company operates regional ski resorts in close proximity to major metropolitan markets. The resorts attract the overwhelming majority of their guests from within a 200 mile driving radius of each resort.

•	Revenues at each of the ski resorts are derived from the same products and services, which principally relate to sales of lift tickets and season passes, food and beverage products, retail products, equipment rentals, ski and snowboard lessons and lodging and property management services. The sales of these products are highly interrelated (e.g., sales of equipment rentals, lessons, lodging and ski related retail products take place to customers who acquire lift tickets and season passes). On average, approximately 93% of the Company’s total resort operations revenues are generated during its first and second fiscal quarters, which coincide with the operating ski season.

•	The nature of the process by which each of the resorts provide their services is similar in nature. Each of the resorts is comprised of similar physical infrastructure, including ski runs, ski lifts, grooming fleets, base area facilities (including facilities for the provision of food and beverage products, retail sales, equipment rentals and other ski related services), customer parking lots, roadways, etc. Similarly, the labor force at each of the resorts is consistent in nature, and is primarily comprised of lift attendants, mountain operations personnel, ski school instructors, food and beverage operators, equipment rental technicians, retail sales personnel, ticketing and guest service personnel and other SG&A personnel.

•	Each of the resorts sells or provides services to consumers. Additionally, the marketing and sales methodologies employed at each of the resorts are similar in nature.

We have supplementally provided an analysis of the EBITDA margins (see Exhibit A) generated by each of the six ski resort properties for the past four fiscal years. In the Company’s view, EBITDA is an appropriate measure for assessing whether the resorts have similar economic characteristics, as EBITDA is a standard industry measure to evaluate economic performance within the ski industry.

As reflected at Exhibit A, the average EBITDA margins for the Company’s four largest resorts (Northstar, Sierra, Loon Mountain and the Summit), which constitute 91.2% of the Company’s average resort EBITDA production and represent each of the geographic territories in which the Company operates, are within an 8.3% range (22.9% to 31.2%). The average EBITDA margins for the Company’s five largest resorts (excluding Cranmore), which contribute 97.3% of the average EBITDA production for the resort segment, are within a 14.7% range (16.5% to 31.2%). Finally, the average EBITDA margins for all of the Company’s resorts are within a 16.9% range. With respect to margins, it is important to appreciate the inherent volatility of operating margins within the ski industry. This is primarily due to the highly seasonal nature of the business and its natural dependency on weather. Even within a particular geographic region, operating margins can vary from one resort to another due to inherent factors such as the amount of natural snowfall typically received and other microclimatic conditions. In light of these factors, in the Company’s view the six resorts produce reasonably similar margins. Further, the Company believes that disaggregation of financial information for either or both of Mount Cranmore and Waterville Valley would not be meaningful to investors due to the relative immateriality of the operating results for these properties.

We hope that this letter is fully responsive to your comments. If you have any questions, please call me at (530) 550-5103 or Betsy Cole, our Chief Financial Officer, at (970) 476-3222.

Very truly yours,

Booth Creek Ski Holdings, Inc.

/s/ Brian J. Pope
Brian J. Pope
Vice President of Accounting & Finance

cc:	Elizabeth J. Cole

Ross D. Agre

Booth Creek Ski Holdings, Inc.

Exhibit A—EBITDA Margin % Analysis

Fiscal 2001-2004

Northstar	Sierra	Waterville	Cranmore	Loon	Summit	Total
2000-2001
Sales	$38,546,583	$17,143,102	$10,668,801	$5,358,807	$17,435,260	$16,183,310	$105,335,863	(A)
COGS	4,516,298	1,317,552	649,395	298,947	947,536	743,270	8,472,998
Payroll	13,235,222	5,319,838	3,752,344	2,129,008	6,200,698	6,093,272	36,730,382
Operating Expenses	9,774,435	4,719,223	4,371,029	1,924,795	5,946,343	4,136,385	30,872,210

EBITDA	$11,020,628	$5,786,489	$1,896,033	$1,006,057	$4,340,683	$5,210,383	$29,260,273

EBITDA Margin %	28.6%	33.8%	17.8%	18.8%	24.9%	32.2%	27.8%
2001-2002
Sales	$39,345,207	$18,661,059	$10,040,525	$4,671,189	$16,449,919	$19,659,292	$108,827,191
COGS	4,455,455	1,384,732	611,250	211,667	823,289	987,486	8,473,879
Payroll	13,736,962	5,822,965	3,844,992	2,055,033	5,956,294	7,559,135	38,975,381
Operating Expenses	9,914,887	5,078,919	3,916,595	1,950,799	5,753,643	4,312,448	30,927,291

EBITDA	$11,237,903	$6,374,443	$1,667,688	$453,690	$3,916,693	$6,800,223	$30,450,640

EBITDA Margin %	28.6%	34.2%	16.6%	9.7%	23.8%	34.6%	28.0%
2002-2003
Sales	$40,966,206	$16,790,065	$10,770,038	$5,626,163	$16,857,536	$13,953,360	$104,963,368
COGS	5,083,077	1,366,402	651,553	274,090	846,932	701,407	8,923,461
Payroll	13,604,398	5,272,728	3,970,368	2,280,556	5,798,140	5,917,748	36,843,938
Operating Expenses	10,854,354	5,427,976	3,935,543	2,086,199	6,111,297	4,202,491	32,617,860

EBITDA	$11,424,377	$4,722,959	$2,212,574	$985,318	$4,101,167	$3,131,714	$26,578,109

EBITDA Margin %	27.9%	28.1%	20.5%	17.5%	24.3%	22.4%	25.3%
2003-2004
Sales	$39,294,007	$17,317,170	$9,263,643	$4,986,930	$15,670,477	$18,845,411	$105,377,638
COGS	4,764,481	1,253,369	599,090	239,332	811,577	969,586	8,637,435
Payroll	12,997,749	6,018,690	3,818,187	2,090,942	6,003,223	6,440,055	37,368,846
Operating Expenses	11,375,995	5,493,090	3,832,873	2,098,488	5,956,076	4,737,382	33,493,904

EBITDA	$10,155,782	$4,552,021	$1,013,493	$558,168	$2,899,601	$6,698,388	$25,877,453

EBITDA Margin %	25.8%	26.3%	10.9%	11.2%	18.5%	35.5%	24.6%

2000-2001	28.6%	33.8%	17.8%	18.8%	24.9%	32.2%	27.8%
2001-2002	28.6%	34.2%	16.6%	9.7%	23.8%	34.6%	28.0%
2002-2003	27.9%	28.1%	20.5%	17.5%	24.3%	22.4%	25.3%
2003-2004	25.8%	26.3%	10.9%	11.2%	18.5%	35.5%	24.6%

4 year average	27.7%	30.6%	16.5%	14.3%	22.9%	31.2%	26.4%

Average revenue by resort and proportion	$39,538,001	$17,477,849	$10,185,752	$5,160,772	$16,603,298	$17,160,343	$106,126,015
37.3%	16.5%	9.6%	4.9%	15.6%	16.2%	100%

Average EBITDA by resort and proportion	$10,959,673	$5,358,978	$1,697,447	$750,808	$3,814,536	$5,460,177	$28,041,619
39.1%	19.1%	6.1%	2.7%	13.6%	19.5%	100%

(A) — Excludes paid skier visit insurance proceeds of $1,754,000 recognized in fiscal 2001.

EBITDA Margin Ranges:

Four largest resorts (91.2% of total average EBITDA production)	8.3	%(22.9% to 31.2%)
Five largest resorts (97.3% of total average EBITDA production)	14.7	%(16.5% to 31.2%)
All six resorts	16.9	%(14.3% to 31.2%)